Exhibit 4.84
Capital Contribution Transfer Agreement

According to the shareholders’ meeting resolution of Shanghai Mailifang Communications Ltd.(“Mailifang”), Shaoying Zhang and Yanli You ("Transferor"), Xu Guo and Yang Yang ("Transferee") hereby enter into the following agreement:

1      Shaoying Zhang agrees to transfer her 55% equity interests in Mailifang to Xu Guo.

2      Xu Guo agrees to accept from Shaoying Zhang the 55% equity interests in Mailifang.

3      Yanli You agrees to transfer her 35% equity interests in Mailifang to Xu Guo.

4      Xu Guo agrees to accept from Yanli You the 35% equity interests in Mailifang.

5      Yanli You agrees to transfer her 10% equity interests in Mailifang to Yang Yang.

6      Yang Yang agrees to accept from Yanli You the 10% equity interests in Mailifang.

7      Upon the closing of this capital contribution transfer agreement, Xu Guo holds 90% and Yang Yang holds 10% of the total equity interest of Mailifang.

8      The parties will start to go through the registration formalities for the change of shareholders of Mailifang starting from the execution date of this Agreement, the completion of the registration will be deemed as the consummation of the transfer. From the consummation date of the transfer, Transferor will not longer enjoy shareholders’ rights nor bear shareholders’ liabilities in connection with their original capital contributions, while Transferee will enjoy shareholders’ rights and bear shareholders’ liabilities within its capital contribution.

This Agreement will come into effect upon execution by the parties.

Transferor:

(Signature) /s/ Shaoying Zhang   /s/ Yanli You

Transferee:

(Signature) /s/ Xu Guo   /s/ Yang Yang

Date: 2009-3-27